Exhibit 3.2

COLONY NORTHSTAR, INC.

ARTICLES SUPPLEMENTARY ESTABLISHING AND FIXING THE RIGHTS AND

PREFERENCES OF A SERIES OF SHARES OF PREFERRED STOCK

Colony NorthStar, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: Under the authority contained in the Articles of Amendment and Restatement of the Corporation (the “Charter”), and pursuant to the authority vested by the Board of Directors of the Corporation (the “Board”) in the Pricing Committee of the Board (the “Pricing Committee”) pursuant to resolutions duly adopted by unanimous written consent of the Board, dated May 23, 2017, the Pricing Committee, by resolution duly adopted at a meeting held on May 24, 2017, has classified and designated 13,800,000 shares (the “Stock”) of Preferred Stock (as defined in the Charter), par value $0.01 per share, of the Corporation as 7.15% Series I Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as set forth below, which upon any restatement of the Charter, shall be deemed to be part of Article VI of the Charter, with any necessary or appropriate changes to the enumeration or lettering of sections or subsections hereof. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Charter.

7.15% Series I Cumulative Redeemable Perpetual Preferred Stock

(1) Designation and Number. A series of Preferred Stock, designated as the “7.15% Series I Cumulative Redeemable Perpetual Preferred Stock” (the “Series I Preferred Stock”), is hereby established. The par value of the Series I Preferred Stock is $0.01 per share. The number of shares of the Series I Preferred Stock shall be 13,800,000.

(2) Ranking. The Series I Preferred Stock will, with respect to rights to receive dividends and to participate in distributions or payments upon liquidation, dissolution or winding up of the Corporation, rank (a) senior to the Common Stock (as defined in the Charter) and any other class of capital stock of the Corporation, now or hereafter issued and outstanding, the terms of which provide that such capital stock ranks, as to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Corporation, junior to such Series I Preferred Stock (“Junior Stock”), (b) on a parity with the 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, the 8.25% Series B Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, the 8.875% Series C Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, the 8.50% Series D Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, the 8.75% Series E Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, the 8.50% Series F Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, the 7.50% Series G Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, and the 7.125% Series H Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, and any equity securities the Corporation may authorize or issue in the future that, pursuant to the terms thereof, rank on parity with the Series I Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation (“Parity Stock”); and (c) junior to any equity securities the Corporation may authorize or issue in the future that, pursuant to the terms thereof, rank senior to the Series I Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation (“Senior Stock”). Any authorization or issuance of Senior Stock would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series I Preferred Stock voting together as a single class with all other classes or series of Parity Stock upon which like voting rights have been conferred and are exercisable. Any convertible or exchangeable debt securities that the Corporation may issue are not considered to be equity securities for these purposes.

(3) Dividends.

(a) Holders of the then outstanding shares of Series I Preferred Stock shall be entitled to receive, when, as and if authorized by the Board and declared by the Corporation, out of funds legally available for payment of dividends, cumulative cash dividends at the rate of 7.15% per annum of the $25.00 liquidation preference of each share of Series I Preferred Stock (equivalent to $1.7875 per annum per share).

(b) Dividends on each outstanding share of Series I Preferred Stock shall be cumulative from and including June 5, 2017 and shall be payable (i) for the period from June 5, 2017 to July 14, 2017, on July 15, 2017, and (ii) for each quarterly distribution period thereafter, quarterly in equal amounts in arrears on the 15th day of each January, April, July and October, commencing on July 15, 2017 (each such day being hereinafter called a “Series I Dividend Payment Date”) at the then applicable annual rate; provided, however, that if any Series I Dividend Payment Date falls on any day other than a Business Day (as hereinafter defined), the dividend that would otherwise have been payable on such Series I Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Series I Dividend Payment Date, and no interest or other sums shall accrue on the amount so payable from such Series I Dividend Payment Date to such next succeeding Business Day. Each dividend is payable to holders of record as they appear on the stock records of the Corporation at the close of business on the record date, not exceeding 30 days preceding the applicable Series I Dividend Payment Date, as shall be fixed by the Board. Dividends shall accumulate from June 5, 2017 or the most recent Series I Dividend Payment Date to which full cumulative dividends have been paid, whether or not in any such dividend period or periods there shall be funds legally available for the payment of such dividends, whether the Corporation has earnings or whether such dividends are authorized. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series I Preferred Stock that may be in arrears. Holders of the Series I Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided, on the Series I Preferred Stock. Dividends payable on the Series I Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series I Preferred Stock for each full dividend period will be computed by dividing the applicable annual dividend rate by four. After full cumulative distributions on the Series I Preferred Stock have been paid, the holders of Series I Preferred Stock will not be entitled to any further distributions with respect to that dividend period.

(c) So long as any shares of Series I Preferred Stock are outstanding, no dividends, except as described in the immediately following sentence, shall be authorized and declared or paid or set apart for payment on any series or class or classes of Parity Stock for any period unless full cumulative dividends have been declared and paid or are contemporaneously declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series I Preferred Stock for all prior dividend periods. When dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all dividends authorized and declared upon the Series I Preferred Stock and all dividends authorized and declared upon any other series or class or classes of Parity Stock shall be authorized and declared ratably in proportion to the respective amounts of dividends accumulated and unpaid on the Series I Preferred Stock and such Parity Stock.

(d) So long as any shares of Series I Preferred Stock are outstanding, no dividends (other than dividends or distributions paid solely in Junior Stock of, or in options, warrants or rights to subscribe for or purchase, Junior Stock) shall be authorized and declared or paid or set apart for payment or other distribution authorized and declared or made upon Junior Stock, nor shall any Junior Stock be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Stock made for purposes of and in compliance with requirements of an employee incentive or benefit plan of the Corporation or any subsidiary, or a conversion into or exchange for Junior Stock or redemptions for the purpose of preserving the Corporation’s qualification as a REIT (as defined in the Charter)), for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation, directly or indirectly (except by conversion into or exchange for Junior Stock), unless in each case full cumulative dividends on all outstanding shares of Series I Preferred Stock and any Parity Stock at the time such dividends are payable shall have been paid or set apart for payment for all past dividend periods with respect to the Series I Preferred Stock and all past dividend periods with respect to such Parity Stock.

(e) Any dividend payment made on the Series I Preferred Stock, including any capital gains dividends, shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

(f) Except as provided herein, the Series I Preferred Stock shall not be entitled to participate in the earnings or assets of the Corporation.

(g) As used herein, the term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

(h) As used herein, the term “dividend” does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock.

(4) Liquidation Preference.

(a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation shall be made to or set apart for the holders of Junior Stock, the holders of the Series I Preferred Stock shall be entitled to receive $25.00 per share (the “Liquidation Preference”) plus an amount per share equal to all accrued and unpaid dividends (whether or not earned or declared) thereon to, but not including, the date of final distribution to such holders; but such holders of the Series I Preferred Stock shall not be entitled to any further payment. If, upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the Series I Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of such Series I Preferred Stock and any such other Parity Stock ratably in accordance with the respective amounts that would be payable on such Series I Preferred Stock and any such other Parity Stock if all amounts payable thereon were paid in full. For the purposes of this Section 4, none of (i) a consolidation or merger of the Corporation with one or more entities, (ii) a statutory stock exchange by the Corporation or (iii) a sale or transfer of all or substantially all of the Corporation’s assets shall be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

(b) Until payment shall have been made in full to the holders of the Series I Preferred Stock, as provided in this Section 4, and to the holders of Parity Stock, subject to any terms and provisions applying thereto, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Corporation. Subject to the rights of the holders of Parity Stock, upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of the Series I Preferred Stock, as provided in this Section 4, any series or class or classes of Junior Stock shall, subject to any respective terms and provisions applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series I Preferred Stock shall not be entitled to share therein.

(5) Optional Redemption.

(a) Except as otherwise permitted by the Charter and paragraph (b) below, the Series I Preferred Stock shall not be redeemable by the Corporation prior to June 5, 2022. On and after June 5, 2022, the Corporation, at its option, upon giving notice as provided below, may redeem the Series I Preferred Stock, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends on the Series I Preferred Stock (whether or not declared), to, but not including, the redemption date (the “Regular Redemption Right”).

(b) Upon the occurrence of a Change of Control (as defined herein), the Corporation will have the option, upon giving notice as provided below, to redeem the Series I Preferred Stock, in whole, at any time, or in part, from time to time, within 120 days after the first date on which the Change of Control has occurred (the “Special Redemption Right”), for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends on the Series I Preferred Stock (whether or not declared), to, but not including, the redemption date (the “Special Redemption Price”). If the Corporation exercises its Special Redemption Right in connection with a Change of Control, holders of Series I Preferred Stock will not be permitted to exercise their Change of Control Conversion Right (as defined herein) in respect of any shares of Series I Preferred Stock that have been called for redemption, and any shares of Series I Preferred Stock subsequently called for redemption that have been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date (as defined herein). Any partial redemption will be selected by lot or pro rata.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series I Preferred Stock when the following has occurred:

(i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Corporation entitling that person to exercise more than 50% of the total voting power of all shares of the Corporation entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii) following the closing of any transaction referred to in clause (i) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities or American Depositary Receipts listed on the NYSE, the NYSE Amex Equities, or NYSE Amex, or NASDAQ, or listed on an exchange that is a successor to the NYSE, NYSE Amex or NASDAQ.

(c) The following provisions set forth the general procedures for redemption applicable to redemptions pursuant to the Regular Redemption Right and the Special Redemption Right:

(i) Upon any redemption date applicable to Series I Preferred Stock, the Corporation shall pay on each share of Series I Preferred Stock to be redeemed any accrued and unpaid dividends (whether or not declared), in arrears, for any dividend period ending on or prior to the redemption date. If a redemption date falls after a record date for a Series I Preferred Stock dividend payment and prior to the corresponding Series I Dividend Payment Date, then each holder of the Series I Preferred Stock at the close of business on such record date shall be entitled to the dividend payable on such Series I Preferred Stock on the corresponding Series I Dividend Payment Date notwithstanding the redemption of such Series I Preferred Stock prior to such Series I Dividend Payment Date. Except as provided above, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on any shares of Series I Preferred Stock called for redemption.

(ii) If full cumulative dividends on the Series I Preferred Stock and any class or classes of Parity Stock have not been paid or declared and set apart for payment, the Corporation may not purchase, redeem or otherwise acquire Series I Preferred Stock in part or any Parity Stock other than in exchange for Junior Stock; provided, however, that the foregoing shall not prevent the purchase by the Corporation of shares held in excess of the limits set forth in the Charter in order to ensure that the Corporation continues to meet the requirements for qualification as a REIT.

(iii) On and after the date fixed for redemption, provided that the Corporation has made available at the office of the registrar and transfer agent a sufficient amount of cash to effect the redemption, dividends will cease to accrue on the shares of Series I Preferred Stock called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related Series I Dividend Payment Date, holders of Series I Preferred Stock on the applicable dividend payment record date will be entitled on such Series I Dividend Payment Date to receive the dividend payable on such shares on the corresponding Series I Dividend Payment Date), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as holders of Series I Preferred Stock shall cease except the right to receive the cash payable upon such redemption, without interest from the date of such redemption.

(d) The following provisions set forth the procedures for redemption, in addition to those general procedures set forth in Section 5(c) hereof, pursuant to the Regular Redemption Right.

(i) A notice of redemption (which may be contingent upon the occurrence of a future event) shall be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the holders of record of the Series I Preferred Stock at their addresses as they appear on the Corporation’s stock transfer records. A failure to give such notice or any defect in the notice or in its mailing shall not affect the validity of the proceedings for the redemption of any shares of the Series I Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Series I Preferred Stock may be listed or admitted to trading, each notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of shares of Series I Preferred Stock to be redeemed and, if fewer than all the shares of Series I Preferred Stock held by such holder are to be redeemed, the number of such shares of Series I Preferred Stock to be redeemed from such holder; (D) the place or places where the certificates, if any, evidencing the shares of Series I Preferred Stock are to be surrendered for payment of the redemption price; and (E) that dividends on the shares to be redeemed will cease to accrue on such redemption date except as otherwise provided herein.

(ii) If fewer than all the outstanding shares of the Series I Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata (as nearly as practicable without creating fractional shares).

(iii) At its election, the Corporation, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series I Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series I Preferred Stock to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates evidencing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Subject to applicable escheat laws, any monies so deposited which remain unclaimed by the holders of the Series I Preferred Stock at the end of two years after the redemption date shall be returned by such bank or trust company to the Corporation.

(e) The following provisions set forth the procedures for redemption, in addition to those general procedures set forth in Section 5(c) hereof, pursuant to the Special Redemption Right.

(i) A notice of special optional redemption will be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the holders of record of the Series I Preferred Stock at their addresses as they appear on the Corporation’s stock transfer records. A failure to give such notice or any defect in the notice or in its mailing will not affect the validity of the proceedings for the special optional redemption of the shares of Series I Preferred Stock except as to the holder to whom notice was defective or not given. Each notice will state: (A) the redemption date; (B) the redemption price; (C) the number of shares of Series I Preferred Stock to be redeemed; (D) the place or places where the certificates, if any, evidencing the shares of Series I Preferred Stock are to be surrendered for payment; (E) that the shares of Series I Preferred Stock are being redeemed pursuant to the Corporation’s special optional redemption right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; (F) that the holders of shares of Series I Preferred Stock to which the notice relates will not be able to tender such shares of Series I Preferred Stock for conversion in connection with the Change of Control and each share of Series I Preferred Stock tendered for conversion that is selected for redemption, prior to the Change of Control Conversion Date, will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date; and (G) that dividends on the shares to be redeemed will cease to accrue on such redemption date except as otherwise provided herein.

(ii) If fewer than all the shares of Series I Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of shares of Series I Preferred Stock to be redeemed from such holder. If fewer than all of the outstanding shares of Series I Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata.

(iii) On and after the date fixed for redemption, provided that the Corporation has given a notice of redemption and has paid or set aside sufficient funds for the redemption in trust for the benefit of the holders of shares of Series I Preferred Stock called for redemption, those shares of Series I Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue on the share of Series I Preferred Stock called for redemption and all other rights of the holders of those shares of Series I Preferred Stock will terminate (except that, in the case of a redemption date after a dividend payment record date and prior to the related Series I Dividend Payment Date, holders of Series I Preferred Stock on the applicable record date will be entitled on such Series I Dividend Payment Date to receive the dividend payable on such shares on the corresponding Series I Dividend Payment Date). The holders of those shares of Series I Preferred Stock will retain their right to receive the redemption price for their shares and any accrued and unpaid dividends to (but not including) the redemption date, without interest from the date of such redemption.

(iv) At its election, the Corporation, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series I Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series I Preferred Stock to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates evidencing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Subject to applicable escheat laws, any monies so deposited which remain unclaimed by the holders of the Series I Preferred Stock at the end of two years after the redemption date shall be returned by such bank or trust company to the Corporation.

(f) Any shares of Series I Preferred Stock that shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board.

(6) Voting Rights. Except as otherwise set forth herein, the Series I Preferred Stock shall not have any relative, participating, optional or other voting rights or powers, and the consent of the holders thereof shall not be required for the taking of any corporate action. In any matter in which the holders of Series I Preferred Stock are entitled to vote, each such holder shall have the right to one vote for each share of Series I Preferred Stock held by such holder.

(a) If and whenever six quarterly dividends (whether or not consecutive) payable on the Series I Preferred Stock are in arrears, whether or not earned or declared, the number of members then constituting the Board will be increased by two and the holders of Series I Preferred Stock, voting together as a class with the holders of any other series of Parity Stock upon which like voting rights have been conferred and are exercisable (any such other series, the “Voting Preferred Stock”), will have the right to elect two additional directors of the Corporation (the “Preferred Stock Directors”) at an annual meeting of stockholders or a properly called special meeting of the holders of the Series I Preferred Stock and such Voting Preferred Stock and at each subsequent annual meeting of stockholders until all such dividends have been paid and dividends for the then current quarterly period on the Series I Preferred Stock and such other Voting Preferred Stock have been paid or declared and set aside for payment. Whenever all arrears in dividends on the Series I Preferred Stock and the Voting Preferred Stock then outstanding have been paid and full dividends on the Series I Preferred Stock and the Voting Preferred Stock for the then current quarterly dividend period have been paid in full or declared and set apart for payment in full, then the right of the holders of the Series I Preferred Stock and the Voting Preferred Stock to elect the two Preferred Stock Directors will cease, the terms of office of the Preferred Stock Directors will forthwith terminate and the number of members of the Board will be reduced accordingly; provided, however, that the right of the holders of the Series I Preferred Stock and the Voting Preferred Stock to elect the Preferred Stock Directors will again vest if and whenever six quarterly dividends are in arrears, as described above. In no event shall the holders of Series I Preferred Stock be entitled pursuant to these voting rights to elect a director that would cause the Corporation to fail to satisfy a requirement relating to director independence of any national securities exchange on which any class or series of the Corporation’s stock is listed. In class votes with other Voting Preferred Stock, preferred stock of different series shall vote in proportion to the liquidation preference of the preferred stock.

(b) So long as any shares of Series I Preferred Stock are outstanding, the approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series I Preferred Stock, voting separately as a class, either at a meeting of stockholders or by written consent, is required (i) to amend, alter or repeal any provisions of the Charter (including these Articles Supplementary), whether by merger, consolidation or otherwise, to affect materially and adversely the voting powers, rights or preferences of the holders of the Series I Preferred Stock, unless in connection with any such amendment, alteration or repeal, the Series I Preferred Stock remains outstanding without the terms thereof being materially changed in any respect adverse to the holders thereof or is converted into or exchanged for preferred stock of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof that are substantially similar to those of the Series I Preferred Stock, or (ii) to authorize, create, or increase the authorized amount of any class or series of capital stock having rights senior to the Series I Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up (provided that if such amendment affects materially and adversely the rights, preferences, privileges or voting powers of one or more but not all of the other series of Voting Preferred Stock, the consent of the holders of at least two-thirds of the outstanding shares of each such series so affected is required). However, the Corporation may create additional classes of Parity Stock and Junior Stock, amend the Charter and these Articles Supplementary to increase the authorized number of shares of Parity Stock (including the Series I Preferred Stock) and Junior Stock and issue additional series of Parity Stock and Junior Stock without the consent of any holder of Series I Preferred Stock.

(c) The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series I Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

(7) Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any shares of Series I Preferred Stock are outstanding, the Corporation will (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series I Preferred Stock, as their names and addresses appear in the record books of the Corporation and without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that the Corporation would have been required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any prospective holder of Series I Preferred Stock. The Corporation will mail (or otherwise provide) the information to the holders of Series I Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the Securities and Exchange Commission if the Corporation were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which the Corporation would be required to file such periodic reports if the Corporation were a “non-accelerated filer” within the meaning of the Exchange Act.

(8) Other Limitations; Ownership and Transfer of the Series I Preferred Stock. The Series I Preferred Stock constitutes Capital Stock (as defined in the Charter) of the Corporation and is governed by and issued subject to all the ownership and transfer restrictions of the Charter applicable to Capital Stock generally, including but not limited to the terms and conditions (including exceptions and exemptions) of Article VII of the Charter applicable to Capital Stock. The foregoing sentence shall not be construed to limit the applicability to the Series I Preferred Stock of any other term or provision of the Charter.

(9) Conversion Upon a Change of Control. The Series I Preferred Stock is not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 9.

(a) Upon the occurrence of a Change of Control, each holder of Series I Preferred Stock will have the right, subject to the Special Redemption Right of the Corporation, to convert some or all of the shares of Series I Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the relevant Change of Control Conversion Date (as defined herein) into a number of shares of Class A Common Stock (as defined in the Charter) per share of Series I Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) $25.00, plus (y) an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (as defined herein), except if such Change of Control Conversion Date is after a record date for a Series I Preferred Stock dividend payment and prior to the corresponding Series I Dividend Payment Date, in which case the amount pursuant to this clause (i)(y) shall equal $0.00 in respect of such dividend payment to be made on such Series I Dividend Payment Date, by (ii) the Common Stock Price (as defined herein) (such quotient, the “Conversion Rate”), and (B) 3.6075 (the “Share Cap”), subject to the immediately succeeding paragraph.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a Class A Common Stock dividend), subdivisions or combinations (in each case, a “Share Split”) with respect to Class A Common Stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Class A Common Stock that is equivalent to the product of (i) the Share Cap in effect immediately prior to such Share Split multiplied by (ii) a fraction, the numerator of which is the number of shares of Class A Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Class A Common Stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Class A Common Stock (or equivalent Alternative Conversion Consideration (as defined herein), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 43,290,000 shares of Class A Common Stock (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters’ over-allotment option to purchase additional Series I Preferred Stock in the initial public offering of Series I Preferred Stock is exercised, not to exceed 49,783,500 shares of Class A Common Stock in total (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits with respect to Class A Common Stock as follows: the adjusted Exchange Cap as the result of a Share Split will be the number of shares of Class A Common Stock that is equivalent to the product of (i) the Exchange Cap in effect immediately prior to such Share Split multiplied by (ii) a fraction, the numerator of which is the number of shares of Class A Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Class A Common Stock outstanding immediately prior to such Share Split.

In the case of a Change of Control as a result of which holders of Class A Common Stock are entitled to receive consideration other than solely shares of Class A Common Stock, including other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for shares of Class A Common Stock (the “Alternative Form Consideration”), a holder of Series I Preferred Stock shall be entitled thereafter to convert (subject to the Corporation’s Special Redemption Right) such Series I Preferred Stock not into Class A Common Stock but solely into the kind and amount of Alternative Form Consideration which the holder of Series I Preferred Stock would have owned or been entitled to receive upon such Change of Control as if such holder of Series I Preferred Stock then held the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the “Conversion Consideration”).

If the holders of Class A Common Stock have the opportunity to elect the form of consideration to be received in such Change of Control, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of Class A Common Stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of Class A Common Stock that voted for such an election (if electing between more than two types of consideration), as the case may be.

As used herein, “Common Stock Price” will mean (i) if the consideration to be received in the Change of Control by holders of shares of Class A Common Stock is solely cash, the amount of cash consideration per share of Class A Common Stock, (ii) if the consideration to be received in the Change of Control by holders of Class A Common Stock is other than solely cash, the average of the closing price per share of Class A Common Stock on the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, and (iii) if there is not a readily determinable closing price for the Class A Common Stock or Alternative Form Consideration (as defined herein), the fair market value of Class A Common Stock or such Alternative Form Consideration (as determined by the Board or a committee thereof).

(b) No fractional shares of Class A Common Stock shall be issued upon the conversion of Series I Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price.

(c) Within 15 days following the occurrence of a Change of Control, the Corporation shall provide to holders of Series I Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. A failure to give such notice or any defect in the notice or in its mailing shall not affect the validity of the proceedings for the conversion of any Series I Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state the following: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series I Preferred Stock may exercise their Change of Control Conversion Right, which shall be the Change of Control Conversion Date; (iv) the method and period for calculating the Common Stock Price; (v) the Change of Control Conversion Date, which will be a business day occurring within 20 to 35 days following the date of the notice; (vi) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series I Preferred Stock; (vii) the name and address of the paying agent and the conversion agent; and (viii) the procedures that the holders of Series I Preferred Stock must follow to exercise the Change of Control Conversion Right.

(d) The Corporation shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Corporation’s website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides notice pursuant to paragraph (c) above to the holders of Series I Preferred Stock.

(e) In order to exercise the Change of Control Conversion Right, a holder of Series I Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) evidencing the shares of Series I Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the transfer agent. Such conversion notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series I Preferred Stock to be converted; and (iii) that the shares of Series I Preferred Stock are to be converted pursuant to the applicable provisions of the Series I Preferred Stock. Notwithstanding the foregoing, if the shares of Series I Preferred Stock are held in global form, such notice shall comply with applicable procedures of the Depository Trust Company (“DTC”). The “Change of Control Conversion Date” shall be a Business Day set forth in the notice of Change of Control provided in accordance with paragraph 9(c) hereof that is no less than 20 days nor more than 35 days after the date on which the Corporation gives such notice pursuant to paragraph 9(c) hereof.

(f) Holders of Series I Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Corporation’s transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn shares of Series I Preferred Stock; (ii) if certificated shares of Series I Preferred Stock have been issued, the certificate numbers of the withdrawn shares of Series I Preferred Stock; and (iii) the number of shares of Series I Preferred Stock, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the shares of Series I Preferred Stock are held in global form, the notice of withdrawal shall comply with applicable DTC procedures.

(g) Series I Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date.

(h) In connection with the exercise of any Change of Control Conversion Right, the Corporation will comply with all U.S. federal and state securities laws and stock exchange rules in connection with any conversion of Series I Preferred Stock into Class A Common Stock. Notwithstanding anything to the contrary contained herein, no holder of Series I Preferred Stock will be entitled to convert such Series I Preferred Stock for Class A Common Stock to the extent that receipt of such Class A Common Stock would cause such holder (or any other person) to Beneficially Own or Constructively Own, within the meaning of the

Charter, Common Stock of the Corporation in excess of the Common Stock Ownership Limit, as such term is defined in the Charter.

(10) Record Holders. The Corporation and the transfer agent for the Series I Preferred Stock may deem and treat the record holder of any Series I Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the transfer agent shall be affected by any notice to the contrary.

SECOND: The Stock have been classified and designated by the Pricing Committee under the authority granted by the Board pursuant to the powers of the Board as contained in the Charter. These Articles Supplementary have been approved by the Pricing Committee in accordance with the power delegated to the Pricing Committee by the Board in the manner and by the vote required by law.

THIRD: These Articles Supplementary shall become effective at 8:30 a.m. (Eastern Time) on June 5, 2017.

FOURTH: The undersigned Chief Executive Officer and President of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer and President of the Corporation acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

(Signature page follows)

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by the Chief Executive Officer and President of the Corporation and attested to by its Secretary on this 2nd day of June, 2017.

COLONY NORTHSTAR, INC.

By:	/s/ Richard B. Saltzman
Richard B. Saltzman
Chief Executive Officer and President

ATTEST:

By:	/s/ Ronald M. Sanders
Ronald M. Sanders
Executive Vice President,
Chief Legal Officer and Secretary